UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

Re: Kepler Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed October 8, 2025
File No. 333-290005

Dear Kwok Yu Hin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1. Several of your exhibits were submitted as images and therefore are not text searchable, including Exhibits 3.1, 3.2, 8.1, 10.1-10.3 and 10.6. File an amendment to include revised versions of the exhibits filed in a format that permits the contents to be text searchable.

Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Edgar Siu, Esq.